Exhibit 99(c)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2000

Commission File No. 1-8968

UNION PACIFIC RESOURCES GROUP INC.
EMPLOYEES' THRIFT PLAN

ANADARKO PETROLEUM CORPORATION

17001 Northchase Drive
Houston, Texas 77060-2141

(281) 875-1101

UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN

INDEX TO FINANCIAL STATEMENTS

<u>FINANCIAL STATEMENTS</u>

Page

All schedules are omitted because they are not applicable, not required or the information is included in the Financial Statements or Notes thereto.

UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31		2000	1999
		thousands	
Assets			
Investments, at fair value			
Mutual funds	$	--	$ 155,377
Employer securities		--	51,249
Common stocks		--	8,269
Money market investments		--	5,176
Participant loans receivable		--	3,127
		--	223,198
Receivables			
Dividends and other		--	189
Total assets	$	--	$ 223,387
Liabilities			
Note payable	$	--	$ 64,434
Other		--	1,208
Total liabilities	$	--	$ 65,642
Net Assets Available for Benefits	$	--	$ 157,745

See accompanying notes to financial statements.

UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31	2000
	thousands
Additions	
Investment Income	
Net appreciation in fair value of investments	$ 64,051
Dividends	698
Interest earned	2,278
Interest income on participant loans receivable	216
Total investment income	67,243
Contributions	
Employer	11,145
Participant	6,197
Total contributions	17,342
Allocation of shares of ESOP common stock, at fair value	4,205
Total additions	88,790
Deductions	
Distributions to participants	55,964
Interest expense	4,385
Allocation of shares of ESOP common stock, at fair value	4,205
Transfer to successor plan	181,981
Total deductions	246,535
Net decrease in net assets available for benefits during the year	(157,745)
Net assets available for benefits at beginning of year	157,745
Net assets available for benefits at end of year	$ --

See accompanying notes to financial statements.

UNION PACIFIC RESOURCES GROUP INC. EMPLOYEES' THRIFT PLAN
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation   The accounts of the Union Pacific Resources Group Inc. Employees' Thrift Plan (Plan) are maintained on an accrual basis.

Use of Estimates   The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.   In preparing financial statements, management makes informed judgements and estimates that affect the reported amounts of assets and liabilities as of the date of the financial statements and the additions and deductions to net assets available for benefits.   Actual results may differ from these estimates.

Expenses   The employer, as provided by the Plan document, pays the Plan's expenses and reimbursement from the Plan is not required.

Investments   On each valuation date, as defined, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the participants' accounts.   Fair value is based on the closing market price of the securities at December 31. Security transactions are recorded on a trade-date basis.

Realized gains and losses are based on the difference between fair values of the withdrawn securities at the trade date and the fair value at the beginning of the year.   If no shares existed at the beginning of the period, realized gains and losses reported on withdrawals of securities were based on the difference between market values of the withdrawn securities at the trade date and the average cost to the Plan.   Distributions to participants are recorded when paid.

Participant loans receivable are valued at amortized cost, which approximates fair value.

New Accounting Principles   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities".   SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. The Plan is required to adopt SFAS No. 133, as amended, effective January 1, 2001. During 2000, the Plan did not use or hold derivative financial instruments and therefore there was no impact due to the implementation of SFAS No. 133 on January 1, 2001.

2. Description of the Plan

On July 14, 2000, Union Pacific Resources Group Inc., subsequently renamed RME Holding Company (RME), merged with Anadarko Petroleum Corporation (Anadarko) so that RME became a wholly owned subsidiary of Anadarko.   The terms "Company" and "Employer" refer to the above companies. Each share of common stock of RME issued and outstanding as of the merger date was converted into 0.455 shares of Anadarko common stock.   In conjunction with this merger, the Board of Directors approved the immediate vesting of Plan benefits for all persons employed with the Company on the merger date.

Subsequently, effective December 31, 2000, the Plan was merged (Plan Merger) into the Anadarko Employee Savings Plan (Anadarko Plan) and the Plan's assets and liabilities were transferred to the Anadarko Plan. Unless otherwise noted, these footnotes refer to the Plan prior to the Plan Merger.

2. Description of the Plan (continued)

The Plan is a defined contribution plan covering: a) all regular full-time, non-agreement employees, b) agreement employees whose union contracts allow for their participation, and c) regular part-time employees who have completed twelve months of service and worked at least 1,000 hours. The Board of Directors of the Company and the Plan Administrator control and manage the operation and administration of the Plan. Additionally, the Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective as of January 1, 1997, RME added a leveraged employee stock ownership (ESOP) feature to the Plan (see Note 6). The ESOP operates as a leveraged employee stock ownership plan, and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986 (Code), as amended. Since January 1, 1997, all employer contributions were invested in the ESOP.

Each regular full-time employee is automatically enrolled in the Plan on his/her date of employment with an employee contribution rate of 3% of compensation, as defined by the Plan, unless such employee completes a form indicating their election not to participate. Each regular part-time employee is automatically enrolled in the Plan after completion of twelve months of service and 1,000 hours of employment unless such employee completes a form indicating his/her election not to participate. All such contributions are invested in the Vanguard Prime Money Market Fund until each employee makes their personal election.

Employees participating in the Plan (Participants) at all times have a 100% vested interest in their Participant and Employer contributions plus actual earnings thereon.

The terms of the Plan are more fully described in the Summary Plan Description, which is available to each Participant.

3. Investment Programs

Employer Contributions As of January 1, 1997, the Company is obligated to make contributions in cash to the ESOP which, when aggregated with the ESOP's dividend and interest earnings, equal the amount required to enable the ESOP to make the necessary principal and interest payments on its note payable to the Company (see Note 6). Shares of the Company's stock are allocated to Participant accounts in amounts necessary to meet the Company's matching requirement equal to 200% of each Participant's basic contribution, limited to 3% of the Participant's annual compensation. Anadarko has assumed all guarantees of the ESOP trust's obligations.

Investment Options for Tax-Deferred and After-Tax Contributions The Plan permits a Participant to make annual employee contributions to the Plan on a before-tax or after-tax basis. Through January 31, 2000, a Participant's aggregate before-tax or after-tax contributions could not exceed 13% of the Participant's annual compensation. Effective February 1, 2000, the Plan was amended to increase the aggregate percentage to 15%. The before-tax contributions meet the requirements of Section 401(k) of the Code, so that amounts contributed will not be included in the Participant's income for federal income tax purposes. Conversely, amounts contributed to the Plan on an after-tax basis will be included in the Participant's income for federal income tax purposes. Aggregate monthly Participant contributions may be invested entirely in 10 different mutual funds, or any combination thereof, in multiples of 5% in accordance with the personal election made by each Participant.

Participant Loans Receivable The amount of a loan is limited to one-half of the vested value of a Participant's account and subject to a $1,000 minimum and a maximum loan amount of $50,000 less the highest loan balance outstanding in the previous twelve months. As the loan is repaid, all principal and interest payments are credited to the Participant's accounts in the same proportions as the contributions then being made on behalf of the Participant. If no contributions are then being made, the loan repayments are invested in accordance with the Participant's most recent investment election, unless the Participant directs otherwise to

3. Investment Programs (continued)

the extent permitted by the Plan. Participants' loans, which are secured by the Participants' individual account balances, bear a fixed rate of interest set by the Plan Administrator based on interest rates then being charged on similar loans, and are repayable over periods not exceeding five years, except loans relating to a principal residence, in which case the term of the loan shall not exceed 15 years. The loans bear interest ranging from 6% to 10.5% and have terms ranging from 1 to 15 years.

4. Investments

Due to the Plan Merger, the assets of the Plan were transferred to the Anadarko Plan at December 31, 2000. The following table sets forth investments as of December 31, 1999. Investments that represent 5% or more of the Plan's net assets are separately identified.

thousands except number of shares	
Vanguard Retirement Savings Trust Fund, 35,975,518 shares	$ 35,976
Vanguard 500 Index Fund, 529,645 shares	71,677
Vanguard U.S. Growth Fund, 508,111 shares	22,118
Vanguard Wellington Fund, 402,190 shares	11,245
Vanguard International Growth Fund, 365,912 shares	8,229
Union Pacific Corporation Stock Fund, 893,693 shares*	8,269
ESOP (Allocated), 722,627 shares*	9,213
ESOP (Unallocated), 2,700,928 shares*	34,437
Other	22,034
Total	$ 223,198

* Nonparticipant-directed

During the year ended December 31, 2000, the fair value of the Plan's investments appreciated as follows:

thousands	
Realized gain from sale of common stock	
Proceeds	$ 31,369
Costs	26,438
Net realized gain	4,931
Unrealized appreciation on common stock	68,823
Investment loss from mutual funds	(9,703)
Net appreciation in fair value of investments	$ 64,051

5. Nonparticipant-Directed Investments

The only nonpartipcant-directed investment for 2000 is the unallocated portion of the ESOP. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,	
thousands	2000	1999
Net Assets		
Dividend receivable and other	$ --	$ 189
Common stock, at fair value	--	59,517
Interest payable	--	(1,208)
Note payable	--	(64,434)
Net Assets Available for Benefits	$ --	$ (5,936)

5. Nonparticipant-Directed Investments (continued)

thousands	December 31, 2000
Changes in net assets:	
Dividend and interest income	$ 370
Appreciation of investment	49,174
Contributions	11,145
Interest expense	(4,385)
Allocation of shares	(4,205)
Transfer to successor plan	(21,067)
Transfer to participant directed investments	(25,096)
Net increase in net assets during the year	$ 5,936

6. Employee Stock Ownership Plan

On January 2, 1997, the Trustee, on behalf of the ESOP, purchased 3,700,000 shares of common stock of the Company (ESOP shares) for $107,300,000. The ESOP shares were purchased with the proceeds from a note payable to the Company. The note payable requires repayment of principal and interest thereon at a fixed rate of 7.5% per annum over a maximum term of 30 years beginning in January 1997 and is collateralized by the ESOP shares. Note payments are funded with dividends paid on the ESOP shares (whether or not allocated) and with cash contributions from the Company. As note payments are made, shares are released from collateral, based on the proportion of debt service paid. ESOP shares released from collateral are allocated to Participant accounts in amounts necessary to: a) meet the Company's 200% matching requirement and b) replace the value of any dividends on ESOP shares allocated to Participant accounts which are used to repay the note payable to the Company. Principal or interest prepayments may be made to ensure that the Company's matching obligation is met. At December 31, 1999, the note payable balance of $64,434,000 approximated fair value.

Once the ESOP shares are allocated to Participants' accounts, the Company has no rights against such ESOP shares. The financial statements of the Plan for the year ended December 31, 2000 present the allocation of ESOP shares to accounts of Participants as both an increase and decrease to Plan Assets.

On December 31, 2000 the ESOP was merged into the Anadarko Plan.

7. Related-Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of the Trustee. The Trustee acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

8. Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 27, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. It is the Company's view that the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.

With respect to the operation of the Plan, Plan management was aware of certain operational defects that could adversely affect the tax-exempt status of the Plan. These operational defects were corrected through the use of the Voluntary Compliance Resolution (VCR) program. Submission to the VCR program was originally made on August 5, 1996. Restated submissions were made in 1997. The IRS issued a compliance letter on June 11, 1998 in relation to the VCR. The corrections of all known operational defects were implemented by February 6, 1999, as required by the letter.

INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of the
Union Pacific Resources Group Inc. Employees' Thrift Plan:

We have audited the accompanying statement of net assets available for benefits of the Union Pacific Resources Group Inc. Employees' Thrift Plan (the Plan), as of December 31, 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Houston, Texas
June 22, 2001

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees and Participants of the
Union Pacific Resources Group Inc. Employees' Thrift Plan:

We have audited the accompanying statement of net assets available for benefits of the Union Pacific Resources Group Inc. Employees' Thrift Plan (the Plan) as of December 31, 1999. The financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Fort Worth, Texas
June 12, 2000